                                                         Filed by ProxyMed, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                          Subject Company: PlanVista Corporation
                                                   Commission File No: 001-13772


On December 8, 2003, ProxyMed, Inc. and PlanVista Corporation conducted a conference call to discuss the proposed merger between ProxyMed and PlanVista. The audio replay of the conference call has been made available to the public on ProxyMed's web site. The text of transcript of the conference call and the materials made available to investors on ProxyMed's web site follow.


                       ProxyMed/PlanVista Conference Call

                          December 8, 2003 1:00 p.m. ET

CORPORATE PARTICIPANTS

Michael Hoover
ProxyMed - CEO

Phil Dingle
PlanVista - CEO

CONFERENCE CALL PARTICIPANTS

David Francis
Jefferies & Co.

Kris Hundley
St. Petersburg Times

John Szabo
CIBC World Markets

                                  PRESENTATION

Operator

Good afternoon. I'd like to welcome everyone to the ProxyMed conference call to discuss the announced merger with the PlanVista Corporation. At this time I would like to inform you all that all participants are in a listen only mode. At the request of the company, we will open the conference up for questions and answers after the presentation. We would appreciate it if you would limit your questions to one, and then get back in the queue if you have a follow up question or another question to ask. Today's conference is being web cast, and replays of this call will be available on the Internet at www.proxymed.com, shortly after this call. Leading today's call, from ProxyMed, are Mike Hoover, Chairman and Chief Executive Officer, and joining him from PlanVista, is Phil Dingle, Chairman and Chief Executive Officer.

Before the discussion begins, please be reminded that statements from ProxyMed and PlanVista during this call, including answers given in response to questions, are intended to fall within the safe harbor provisions of the securities laws, and that actual results may differ materially from those in these statements. Such statements are subject to a variety of risks, many of which are discussed in both companies' most recent Form 10K and other SEC filings, which the company strongly urges you to read. At this time, I will turn the presentation over to Mr. Mike Hoover. Sir, you may begin.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Thank you, Judy. Good afternoon, everyone, this is Mike Hoover, Chairman and CEO of ProxyMed. Joining me from PlanVista's Tampa headquarters is my new colleague, Phil Dingle, Chairman and CEO of PlanVista Corporation.

This morning before the market opened, we announced some very exciting news to our prospective customers, our associates, and our shareholders. In particular, we announced that ProxyMed and PlanVista have signed a definitive merger agreement, by which ProxyMed will be acquiring all of PlanVista in a stock for stock transaction, that will create the healthcare market's first transaction processing company with integrated medical cost containment capabilities. This is a highly strategic transaction for both companies in that it greatly enhances our separate and combined growth prospects, especially with the larger healthcare payers, including the MedUnite founders.

Together we have a comprehensive and innovative end-to-end claims processing solution that encompasses inbound claims transactions, claims repricing and claims payment. So what does all that mean? It means that we

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can increase our value to our payers by providing them two areas of administrative savings now instead of just one. First, through ProxyMed converting paper claims to electronic ones, and second, through PlanVista repricing out of network claims. Any time you can save your customers money you will generally be very well received.

In addition, the merger combines two technology leaders whose management teams have been working closely together for the better part of this year, in a highly symbiotic manner. It is also an opportunistic financial transaction for both companies, because of the combined revenues and earnings it will create on a going forward basis before you even start including the growth opportunities associated with our current joint marketing program. We described the terms and transaction structure in our joint press release this morning, so I will not duplicate all of the details on this call.

Let me just recap the highlights. ProxyMed will issue 3.6 million shares of our stock for all the capital stock of PlanVista. In addition, we will assume up to $26.5 million in debt at closing and we will raise $24.1 million to fund the retirement of another $18 million of PlanVista's bank debt and other business obligations. PlanVista's common shareholders will receive approximately .0869 shares of ProxyMed common stock for each share of PlanVista common stock they own today, making the value for them approximately $1.39 at ProxyMed's share price as of the close of business on Friday.

Closing of the merger is subject to other customary terms and conditions, including shareholder approval by both companies, and we expect it to close late in the first quarter of 2004. To help you better understand our rationale for this merger, let me briefly review ProxyMed's strategic pursuits during the past year, and how we have been building out our payer strategy and capabilities. As you know, we acquired MedUnite last December, and through that acquisition we strengthened our relationship with seven of the nation's largest payers. Our focus throughout 2003 has been the integration of MedUnite and successfully meeting our commitment to bring MedUnite to EBITDA profitability in the third quarter.

Once we were confident about our progress on the integration, our management team started to focus on identifying and exploring other strategic products and services that might benefit our expanded customer base of the largest healthcare payers. The bottom line is that we wanted to create more value to our customers and more operating profit per claim to us with respect to each and every claim that moves through our clearinghouse. Two capabilities on which we chose to focus and pursue were, number one, the electronic payment of healthcare transactions, and number two, saving our payer customers money on their medical claims cost.

In June we commenced our first proxy partnership with First Data Corporation, and announced our first joint marketing product offering, First Proxy ERA/EFT. In the claims processing cycle the very last step is to give back to the original healthcare provider an explanation of payment, called a remittance advice, and an actual payment, which today is almost always a paper check. Under HIPAA, for the first time, payers are required to offer an electronic remittance advice, or an ERA, and in conjunction with that, most payers also want to move to an electronic payment through electronic funds transfer, or an EFT.

Many payer systems are not equipped to manage these new electronic solutions efficiently, and at scale. Therefore, First Proxy is a complete outsourcing solution for payers to handle ERA and EFT, which unlocks significant administrative savings by eliminating a huge amount of paper, and helps our payer customers comply with HIPAA. We are pleased with the early results of our joint sales and marketing efforts with First Data, and with the ability to offer our payer partners such a valuable solution to one of their most pressing problems.

Another pressing problem for payers is that not all of their patients go to see physicians who are in that payer's provider network. As a result, payers receive claims on which they have to pay retail, or the full amount of the bill charged. Let's walk through an example. A patient sees an out of network physician, the physician bills the payer $100 for that visit. Since the payer does not have a contract with that physician, the payer is obligated to pay the full retail cost of $100. When out of network charges are often up to 20%-30% of total claims this can present a significant financial burden to payers. That's where we step in.

PlanVista has contracts with over 400,000 providers to reprice claims on a discounted basis. The payer sends us the claim and we see if it's a match for our network. Over 50% of the time we can reprice that claim, say to $80. That's a $20 or 20% savings to the payer. We get paid a percentage of those savings, perhaps $3-$4. So everyone wins. The payer gets a discount of $20, less our fee, we make $3-$4, the provider is paid faster in exchange for giving the discount, and of course the normal transaction fee, we get more than just our normal transaction fee, which is normally a quarter.

It's such a compelling business model, why isn't this more prevalent, you may ask. Well historically the process to try to reprice these out of network claims has been very maddening, and as a result, payers typically were only able to work on hospital claims and the most expensive physician claims. They did not have an electronic and efficient way to try to realize the savings on all their out of network claims, no matter the amount of the claim. As we studied this issue, we quickly realized that in order to help our payer customers save money on all their network claims, from the smallest physician claim to the

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largest hospital claim, we needed a strong technology solution, and one that we could not easily build.

We therefore started searching for a possible partner in this area, which has often been called medical cost containment. We evaluated several leading companies in the space, which is highly fragmented. The components of our evaluation were, number one, the breadth, scope, quality and diversity of their cost containment product and services; and number two, the technological capabilities of the company. Finally, the quality of their management team and associates delivering those medical cost savings. After a thorough search, we found all three attributes in PlanVista Solutions, which has built one of the nation's largest provider based networks for physicians and hospitals in the United States; 400,000 physicians, 55,000 ancillary providers, and 4,000 hospitals. They also built a leading edge proprietary technology, which we believe makes it one of the most efficient and effective claim repricers in the industry, and leadership team with over 80 years experience in healthcare and claims transaction business.

As you recall, we signed a joint marketing agreement with PlanVista in June, and just this morning we announced our first customer, Great West Healthcare. Under this deal, Great West will be able to use PlanVista's integrated claims repricing solution payer service to outsource facility and physician claims repricing for their entire proprietary CPO. The Great West Healthcare network will benefit from the establishment of electronic links to select business partners through which repriced claims will be forwarded for adjudication. We are pleased at this exciting opportunity to assist Great West Healthcare, an existing ProxyMed client, and to expand their product and service offerings to their customers by leveraging our combined unique ability, network data management, claims repricing, and electronic connectivity.

Through PlanVista we can now electronically reprice claims on a seamless basis for our payer customers by simply directing such claims to PlanVista and returning them to the payer on completion of the process. Based upon the feedback we have received from our payer customers to date, as well as our ongoing discussions with several current prospects, we've gained a high degree of confidence that we can grow the program successfully through our continued sales and marketing effort. Given this positive market feedback, we felt that the best course of action for us and our customers and shareholders, was to merge the company together now, to create a clear and best of breed capability with the most comprehensive and innovative end-to-end solution for processing claims and payment transactions both pre and post adjudication. In PlanVista we are acquiring more than just its leading edge products, technology and core business capabilities. We are buying a business with annual recurring revenues and EBITDA of over $30 million and $10 million respectively, and a highly talented management team.

In general, we believe in conducting business on a win/win basis, and this transaction is no exception. That is, we believe it is a good transaction for PlanVista, its shareholders, its customers, its associates, as well as ours. Let me turn it over to Phil to lay out some of the underlying rationale for the merger, and how his board viewed the prospect of coming together to create something we believe will be dynamite. Phil.

                    ----------------------------------------

Phil Dingle - PlanVista - CEO

Thank you, Mike, and good afternoon, everyone. We too are excited about the pending transaction and believe it is one that will truly benefit all of our constituents. We when combine ProxyMed's presence, as the nation's second largest claims clearinghouse, with our value added claims repricing and cost containment capabilities, we will clearly have created an appealing alternative for healthcare payers in the United States. In addition to cross selling our products to our existing customer bases, we will be well positioned to exploit our breadth of services to new customers, which is exciting.

As you know, PlanVista is already the technology leader in our space, and has achieved a greater proportion of electronic transmission than our competition, which has helped us become the low cost producer, and also helped us compete in the face of significant balance sheet challenges. When I trace how our sales, operating and technology teams have been interfacing with ProxyMed's respective teams during the past 9 months, and especially since early summer, I have even more confidence in our ability to effectively integrate our two companies in a seamless manner, causing minimal disruption to our operating plans. There are tremendous opportunities for growth with our combined enterprises.

It's been a long road for PlanVista and it's shareholders. On which, on the one hand has resulted in the creation of a lean and robust healthcare company with some highly specialized capabilities, but on the other also a highly leveraged balance sheet which has held back our growth. When I consider the alternatives and opportunities we face for the future, I am absolutely confident this is the best transaction for us and for our shareholders. I view it in three ways, from a business perspective, from a financial perspective, and from a shareholder perspective, all of which, of course, are intertwined.

From a business perspective the transaction creates appealing growth opportunities by allowing us to effectively and permanently market our products and services to ProxyMed's 450 large payer customers. You know, in spite of the way in which we deliver significant value to our payer customers in the form of either claim cost reduction or administrative savings, there's no doubt that we've been competitively disadvantaged by our financial structure during the past 24 to 36 months. As a result, we haven't grown. Since there is virtually no overlap between ProxyMed and PlanVista's respective current customer basis, this is a significant growth opportunity for PlanVista.

Let me tell you how, and I'll use some metrics during the first six months of 2003 by way of example. We received roughly 1.8 million claims during Q's 1 and
2. We were able to effectively reprice just over 1 million of those claims, meaning we captured them in our network. On roughly $16 million of revenue during those quarters, that's approximately $15 of revenue per repriced claim. When you deduct our fully loaded operating expenses, our EBITDA per repriced claim is approximately $5. Again, that's on annual repriced claims volume for PlanVista of approximately 2 million claims.

Now ProxyMed processes over 200 million claims per year. We want to deliver our value proposition with respect to those claims, and that's what makes this a huge opportunity. The merger also gives us access to ProxyMed's greater financial, technological and human resources, which will help us develop and promote our own services more broadly and effectively. From a financial perspective, the merger resolves our refinancing pressures. As you know, approximately $40 million in debt is due in May of 2004, just six short months away. We have been unsuccessful in refinancing the debt during the past few years, and given some of the alternatives we have evaluated this year, would have faced very significant dilution to our common shareholders without the corresponding opportunities for creating shareholder value.

This transaction removes a significant impediment to our future growth. Most importantly from a shareholder perspective this transaction will give our common shareholders much improved liquidity with respect to their shares. For over a year now, as you know, we have traded on an over the counter bulletin board, which has resulted in low trading profiles for our stock. By combining with a larger NASDAQ company like ProxyMed, our shareholders will have a real security, not to mention a company with combined earnings power that will attract more prominent institutional investors, and hopefully more interest for coverage.

We are excited about this merger, and look forward to providing more information to our shareholders and others, as we are able during the next few months. Back to you, Mike.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Thanks, Phil. We want everyone to know that ProxyMed and PlanVista will be filing a very detailed joint proxy and registration statement on Form S4 this week, in conjunction with our merger. Once the registration statement is cleared through the Securities and Exchange Commission, ProxyMed and PlanVista will be mailing proxies to our respective shareholders so that they can vote on the merger. We expect the merger to be completed on or before the need of first quarter 2004.

ProxyMed also announced today another important step in building our company for the future, which was the appointment of Greg Eisenhauer as the combined companies' new Chief Financial Officer. Greg has started today, and is actually listening in on the call. We're glad to have him. I won't repeat Greg's impressive experience from the press release, but we are extremely pleased to have an executive of Greg Eisenhauer's caliber and breadth of experience join us at this critical growth juncture. His proven track record of success as a strong, disciplined financial leader, with the skills to deliver results within budgeted guidelines while representing us effectively in the investment community will prove invaluable to ProxyMed.

Some people, through calls this morning, have asked me about the timing of hiring Greg, and if this is somehow a sign of any issues or problems at ProxyMed. I want to state very clearly, absolutely not. ProxyMed has always prided itself on running a very clean house financially, subscribing toward conservative accounting combined with maximum visibility and integrity. We simply believe in being proactive. With our growth last year, and now with the acquisition of PlanVista, we just decided that it was time to add strength to our management team so that we may be sure that we continue to execute at the highest levels. With Greg coming on board, Judd Schmid, our current Chief Financial Officer, [inaudible] with the financial systems integration of MedUnite, PlanVista, as well as ProxyMed's internal controls and Sarbanes-Oxley compliance programs. I'd like to thank Judd for his many contributions to ProxyMed to date. He has been, and will continue to be a key member of our senior management team, and we look forward to his ongoing contributions to ProxyMed.

As you can tell, things have been a little hectic around here. We were previously scheduled to provide 2004 guidance later this month. However, as a result of the pending merger with PlanVista, ProxyMed will be postponing providing our 2004 guidance until January. At that time we will provide guidance for ProxyMed on a stand-alone basis, as well as on an integrated basis with PlanVista, post merger. As a result, PlanVista will not be providing independent 2004 guidance.

In summary, we believe that the combination of ProxyMed and PlanVista creates a compelling solution for our customers, and a strong investment opportunity for both groups of shareholders. First, we will become a much larger company with a higher public profile. Together we reported $26.1 million in revenue and $4.5 million in EBITDA for the quarter ended September 30. Do some simple math, add it together and annualize, this is $104 million in revenue and $18 million in EBITDA. This, of course, does not include the more than $1 million in operating synergies. In addition, it does not include any growth from our third quarter results, although we are clearly positive about the growth prospects in 2004 from our combined offering.

For PlanVista's shareholders and customers, the transaction removes a significant and pressing issue of the debt-refinancing overhang. We truly believe that this transaction is a win/win for ProxyMed and PlanVista's customers, associates and shareholders. That completes our prepared comments this afternoon. Operator, we would like to open the lines up for any questions.

                    ----------------------------------------

Operator

Thank you, sir. At this time we are ready to begin the question and answer session. If you would like to ask a question, please press star, one. You will be announced prior to asking your question. To withdraw your question, please press star, two. Once again, to ask a question, please press star, one. One moment, sir. Our first question comes from Mr. David Francis with Jefferies and Company.

                    ----------------------------------------

David Francis - Jefferies & Company

Good morning, Mike, congratulations. A couple of questions. First, can you, just from a dollars and cents perspective, back of the envelope calculations looking at some PlanVista documents, it looks as though they were generating about $20 per repriced claim in 2002, and I think the numbers you guys used on this call were $15. Can you, A, tell us what the pricing dynamics in the business are; and B, understanding that PlanVista has been held back by their balance sheet issues, what 30,000 foot growth plans and objectives you guys have as you look into 2004?

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Phil, maybe you want to comment on the performance of 2002 versus 2003 on the profitability per claim, and then I'll comment on the growth aspect.

                    ----------------------------------------

Phil Dingle - PlanVista - CEO

Yes, absolutely. We have taken on, during the past few years, several customers for which we serve as what I'll call the virtual mailroom. Meaning, we receive all of their out of network claims, whether or not eligibility has already been determined. So there are some claims that we provide services on without generating any real revenue and profitability, because at the end of the day they aren't determined to be eligible claims. So that clearly changes some of the metrics. We're doing fewer and fewer of those customers, but at various points in time during the past few years there have been some variations in that.

There's also been some variations in our business mix between hospital and physician claims, so I think those are the principle differences between this year and last year.

                    ----------------------------------------

David Francis - Jefferies and Company - Analyst

Right.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Dave, let me just comment, from a strategy perspective, on the growth. We believe we're going to bring to the market something new that has never really been offered before. Where most of the payers we're talking with are simply repricing the higher dollar claims, typically institutional claims from hospitals, or higher dollar physician claims, what we bring to the market and to our customers potentially, is a way to reprice dollar one claims, any volume. Since we're doing this on a completely electronic integrated fashion, claims can move seamlessly electronically from ProxyMed through PlanVista to the payer and then back and forth.

So we're going to give these payers an ability to reprice a level of claim that they've never been able to reprice before. So for them, this is kind of found money. For us, it is a new service that we don't believe has ever been introduced in the market before. Several of the payer customers that we're discussing this capability with are very excited, and it brings us a new growth potential, again, not necessarily taking any business away from anyone. This is new business that we're creating that has never been available to the market before. So we're very excited. You know the majority of our 200 million transactions we process on an annual basis are physician based claims, so we think that we can take a large percentage of those claims and apply the discounts that PlanVista can provide, and so far we've seen that our payer

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customers are very receptive to it. I know you want more back of the envelope type of numbers, but I will reference those details in our guidance in January.

                    ----------------------------------------

David Francis - Jefferies & Company

So if I hear you correctly, Mike, we should expect to see that the shared savings model will continue in place and that you'll probably have a somewhat lower price per repriced claim, but certainly make a lot of that up on significantly increased volume, that should be our expectation?

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

That is correct.

That is correct.

                    ----------------------------------------

David Francis - Jefferies & Co.

OK and then lastly and I'll turn over the floor, can you tell me how you arrived at the discount on the new equity coming in, which I think works out to 11 percent, based on Friday's close? Thanks.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Historically, you mean the $14.25 price?

                    ----------------------------------------

David Francis - Jefferies & Co.


Right.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Again, we are raising approximately $24 million, $24.1 million from two of our existing shareholders, General Atlantic Partners and Commonwealth. We have been working on pricing this offering for some time and it really worked out that we took a trading average over - I don't have the exact number of days - we applied a standard discount of about 10 percent at the point we took the trading average. And that's how we came up with the price.

                    ----------------------------------------

David Francis - Jefferies & Co.

Thank you.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

You bet.

                    ----------------------------------------

Operator

Once again, to ask a question, please press star one. One moment. Your next question comes from Mr. Kris Hundley with "St. Petersburg Times."

                    ----------------------------------------

Kris Hundley - St. Petersburg Times

Hi, it's Ms. but that's OK. I have a housekeeping detail here, we just wonder about PlanVista, will you be keeping any presence in Tampa or will you be relocating to Ft. Lauderdale? And how many of your employees will go with you?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

Hi, Kris, this is Phil Dingle.

                    ----------------------------------------

Kris Hundley - St. Petersburg Times

Hi, Phil.

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

As you know, presently we house roughly 25 associates in our Tampa office, which includes our sales team, our product development, some what I'll call actuarial experts, as well as several executives and financial contributors to the business. We didn't come into this transaction needing to get rid of any offices because we are a profitable entity, as we speak. Now that said, what we can't tell you yet, because we don't know fully, is who should be moving around where to be best geographically situated to make this a profitable enterprise that will grow in the future. We may have certain executives joining Mike Hoover in Atlanta. There may be some executives who move to Ft. Lauderdale as appropriate. And there still may be some who move to Middletown, New York. And those are the kinds of details that we'll clearly be focusing on between now and the day we close the transaction.

                    ----------------------------------------

Kris Hundley - St. Petersburg Times

Do you expect you will be closing the Tampa office?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

No at this point we do not, but anything's possible. We have a lot of work to do, Kris.

                    ----------------------------------------

Kris Hundley - St. Petersburg Times

OK, let me ask you about the value of the deal. I understand it's $57.6 million, and then in addition the assumption of debt and retirement of debt, is that correct?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

The overall enterprise value of the deal is just over $100 million, yes.

                    ----------------------------------------

Kris Hundley - St. Petersburg Times

OK, thank you.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Thank you.  Any more questions?

                    ----------------------------------------

Operator

Yes, I do have another question for you. One moment. Mr. John Szabo with CIBC World Markets, you may ask your question.

                    ----------------------------------------

John Szabo - CIBC World Markets

Thank you. Just so that I understand, did you say that there were 200 million claims that ProxyMed was processing and that you would expect to use the PlanVista repricing engine to capture some of that volume? An I guess if you could just give us a little bit more color, what percentage of those 200 million claims are from payers that already have their own reprocessing capabilities versus, you know, using other outsourced providers?

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Sure, John. This is Mike Hoover. Today we have about 450 large insurance companies connected to the ProxyMed network. We have about 140,000 health care providers, both physician and hospital providers, sending us in excess of about 200 million transactions on an annual basis. The majority of those are physician claims, with quite a few being institutional claims. And today, as we just described, historically PlanVista processed I think last year about 3.9 million claims, most of those being institutional claims, that created revenues in excess of 30 million and EBITDA in excess of 10 million. So it's a very profitable company on a very small number of institutional claims.

What we were pointing out is that we're doing two things: number one is that we're going to market these repricing services to our 450 payers. Every one of those payers either currently uses some type of repricing service or has a need for repricing service. Most of them do some type of repricing today on high dollar volume institutional claims and maybe they do processing, repricing for high dollar physician claims. Very few do repricing for normal physician out-of-network claims. And we see this as a brand new market opportunity. And that represents the majority of our claims volume. So we're taking to the market a new opportunity. It seems so far to be very well received. I can't give you any other financial metrics on that at this point in time, other than we signed our first client. We have a very nice backlog of additional clients that have an interest in this repricing service. And as we sign those contracts and as we can quantify what this means to the combined company and from a financial perspective, we'll do that.

                    ----------------------------------------

John Szabo - CIBC World Markets

And the new client, Great West? [crosstalk] Are you replacing an existing repricing service exclusively with this combined offering or is it you're one of several that are being offered and then it's a question of what your market share with them would be?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

John, this is Phil. We are not repricing for Great West. We're actually serving as a network manager for Great West, utilizing our Payer Serve product, which is one of the new products that we've developed in our business development group that had not generated any revenue prior to 2002 calendar year but even last year, represented about 5 percent of our revenue and it's clearly a fast-growing product for us coming into this year. We'll probably generate 10 percent of our revenue through these new business products. So one of the pleasant surprises with landing a company like Great West is that it wasn't with our historical core access network access product, but rather with one of our new products.

And we are currently quoting to Great West using the full repricing service.

                    ----------------------------------------

John Szabo - CIBC World Markets

OK, great, and one last thing, and I'm sorry if this is a naive question but I'm just trying to understand this a little bit better. Is ProxyMed generating revenue from the physicians in any way on those 200 million claims or is that mostly coming from the payers? And if it is coming from the physicians, is there a potential conflict there in terms of those guys getting their payments cut because you're going to the payers for lower reimbursement to them, essentially?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

What we do receive a portion of our revenues from the physicians absolutely in the form of either transaction fees or monthly subscription fees. One of the things that maybe we didn't make real clear here is for the payer to receive this discount, they have to agree to several things: number one, they must pay the provider quickly for - in exchange for giving this discount and they must promote this provider to other member of their plan. So the provider is getting significant benefit by giving this discount. So we don't really foresee any conflicts or problems. Any time you can work with a provider, get him paid faster, he's typically already giving these discounts to someone else; they get very excited about this prospect.

                    ----------------------------------------

John Szabo - CIBC World Markets

So your customer base, your provider customer base, is not going to mind if you guys start to reprice a significantly higher percentage of their claims?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

As long as they receive significant benefits in exchange for that discount, such as improved and quicker payment.

                    ----------------------------------------

John Szabo - CIBC World Markets

OK, great, thanks very much.

                    ----------------------------------------

Operator

Once again, to ask a question, please press star one. Sir, at this time there are no further questions.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Very good.

                    ----------------------------------------

Operator

I do have a question for you.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

We do have a question?

                    ----------------------------------------

Operator

Yes, you want to just - Mr. Szabo again with CIBC World Markets, your line is open again.

                    ----------------------------------------

John Szabo - CIBC World Markets

Hi, thanks. I thought I'd get back in queue. Just so I understand on the Great West just as an example in terms of what you're trying to do here, can you describe PlanVista's, on the institutional repricing business, where that company is versus its peers in terms of its cost structure? And I guess what I mean by that is, is that business based primarily on administrative costs or on the actual unit cost when you reprice it? I assume you're hooking up with other networks when you do that. Could you just help me out with that a little?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

John, this is Phil. Let me make sure I understand your question. And I take it it's not in connection with Great West, it's in connection with the general metrics of our business?

                    ----------------------------------------

John Szabo - CIBC World Markets

Yeah and I wanted to use that to kind of get into a deeper discussion about Great West. But however you want to do it.

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

Remember we are not repricing claims for Great West. We are not offering our network access to Great West. That is a totally different product that we are providing for them.

                    ----------------------------------------

John Szabo - CIBC World Markets

OK, all right.

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

All right not that said, we typically market our services and products on the basis of several principles. One is we have a vast and broad network that is national in scope and that has very competitive discounts that we can utilize and saving our payer customers a lot of money. So that's clearly a key component of the equation.

A second key component to the equation is our ability to reprice more and more claims by electronic means, and by that I mean electronic data interchange over the Internet. Our customers appreciate the quicker turnaround times and the greater accuracy that you get when you have human hands touching the claim. And of course, for us it lowers the cost pretty dramatically.

And the third is, we remain one of the only firms in the industry that does guarantee our turnaround times. So back to Mike's point on quicker payment, if we have business with a customer that is paper or fax - and as you know that's never going away - we'll be around, we'll guarantee turnaround time in three days and typically deliver in 2.2 days. If it's an EDI business link we have with customers, we tend to turn that around within 24 hours, I should say that's our guarantee. And we'll turn it around within about 8, and then Internet is by and large real time except for pendent or unusual claims. And by the way, that allows our customer to maintain control of the claim as they reprice it. So those are the different ways we do it, those are some of the value propositions.

The last piece is administrative services. We have between 35 and 40 service and operation professionals in Middletown who spend a lot of time on the telephone. And they provide for claim services, customer services, as well as some provider services. And they stand by ready to help folks when needed, when there's an issue with the claim. So I think administrative services have become a greater differentiating factor between us and our competition and clearly plays a role in our value proposition.

                    ----------------------------------------

John Szabo - CIBC World Markets

OK and then in terms of the network, is that something that you've established directly or you've done by - I think it's subcontracting with like a Peach Street [sp] or something like that?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

We built our network during the past 10 years, both directly through our own physicians and hospitals and roughly 15 percent of our network is our own; and through strong regional partnerships with some of the best networks around the country. And by way of example, roughly 80 percent of our partner base of networks has been with us five years or more. So we've built it both directly and indirectly. We have pursued that model because we believe health care is local and we go to some of the strong regional networks that help us deliver ultimately value and savings to our customers.

                    ----------------------------------------

John Szabo - CIBC World Markets

OK, so in terms of offering the joint product, you feel that the network component of that, your competitiveness in the network component of those one, two, three, four things that you mentioned would not prevent an insurance company from taking this, the joint offering?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

Not sure I understand your question.

                    ----------------------------------------

John Szabo - CIBC World Markets

Well I guess - just your feeling that you're price competitive on the network side and what I'm looking at it and saying, well gee if you're going to combine the two, is there a reason why ProxyMed's customer base didn't take your offering?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

Got it. No, remember that our customers today have strong network capabilities and many hospitals and physicians throughout the country, our power alley is in capturing out-of-network claims so we don't compete head-to-head with our payer customers. Rather, we help supplement their capturing of out-of-network claims so as to deliver greater savings vis-a-vis their ultimate billed charges.

                    ----------------------------------------

John Szabo - CIBC World Markets

OK, great. Just one last thing. United and I think even Humana have been talking about sort of using a Visa or MasterCard as a way to facilitate payments with providers and with their own customers. How does this combined company fit in with that or is it not really something you guys really worry about?

                    ----------------------------------------

Phil Dingle - PlanVista - Chairman and CEO

It actually fits in very well because we have our partner, First Data, which has a card service as well that we're marketing to payers. And as part of this, it plays into our electronic funds transfer and ERA function, that as providers - our providers, our PlanVista providers, agree to give this discount to our payers, then once they have adjudicated the claim, taken the discount, then we can facilitate the very timely payment electronically from the payer [inaudible] med to the provider where we deposit those funds directly into their bank account, eliminating the paper check. We provide and electronic ERA which can be posed electronically right into their accounting system, eliminating the whole keypunch problem. So we offer a whole suite of payment services now to these same providers that will get them paid much quicker, more efficiently and drive value for the whole industry. So it actually plays in very nicely.

                    ----------------------------------------

John Szabo - CIBC World Markets

Great, congratulations.

                    ----------------------------------------

Michael Hoover - ProxyMed - CEO

Well thank you, John, for your questions. I believe that's all the time that we have for today. And I'd love to offer that we'd be glad to follow up with any questions you may have directly, either calling Phil or myself. Thank you for your time today and we'll be talking soon when we announce our 2004 guidance in January. Take care. Bye.

                    ----------------------------------------


ADDITIONAL INFORMATION AND WHERE TO FIND IT

ProxyMed intends to file a registration statement on Form S-4 in connection with the transaction, and ProxyMed and PlanVista intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ProxyMed and PlanVista are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ProxyMed, PlanVista and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ProxyMed or PlanVista.

ProxyMed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of ProxyMed's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

PlanVista and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of PlanVista's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by ProxyMed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of ProxyMed and PlanVista in connection with the transaction, each of ProxyMed and PlanVista file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ProxyMed and PlanVista with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ProxyMed at its website www.proxymed.com or PlanVista at its website at www.planvista.com.

FORWARD LOOKING STATEMENTS

ProxyMed and PlanVista caution that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions. For further cautions about the risks of investing in ProxyMed or PlanVista, we refer you to the documents ProxyMed and PlanVista file from time to time with the Securities and Exchange Commission, particularly ProxyMed's Form 10-K for the year ended December 31, 2002, PlanVista's Form 10-K for the year ended December 31, 2003, as amended, and the registration statement relating to the acquisition to be filed subsequently.

In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

ProxyMed and PlanVista assume no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies' expectations only as of the date of this release and should not be viewed as a statement about the companies' expectations after such date. Although this release may remain available on the companies' websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.




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